Filed by Life Technologies, Inc.
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company: Life Technologies, Inc.
                              Commission File No. 000-14991



Contact:

Eric Winzer
Life Technologies
(301) 610-8800

or

Lew Shuster
Invitrogen Corporation
(760) 603-7200

FOR IMMEDIATE RELEASE

    LIFE TECHNOLOGIES ANNOUNCES THE EXCHANGE RATIO FOR INVITROGEN MERGER

ROCKVILLE, MARYLAND, September 11, 2000 -- Life Technologies, Inc. (OTC:LTEK.OB) said today the definitive exchange ratio for the merger of Life Technologies and Invitrogen Corporation (Nasdaq:IVGN) will be 1.0. In accordance with the Life Technologies/Invitrogen merger agreement, this ratio was determined based on a pricing period in which the closing share price for Invitrogen was averaged over a 20-Nasdaq trading day period that ended today. The average closing price over the 20-day period was $56.67. Since the average price was below the agreed upon low end of the collar of $60.00, the exchange ratio was fixed at 1.0 per the terms of the merger agreement. As a result, stockholders electing to receive only Invitrogen shares will receive 1.0 Invitrogen share for each of their Life Technologies shares. Stockholders electing to receive Invitrogen shares and cash (a "standard election") will receive $16.80 in cash and .72 of an Invitrogen share for each of their Life Technologies shares. Stockholders electing to receive all cash for their Life Technologies shares (at a price of $60.00 per share) will be subject to proration of the available cash which will depend upon the number of stockholders electing to receive cash for their shares.

On July 7, 2000 Life Technologies entered into a definitive merger agreement with Invitrogen. Under the terms of the Life Technologies/Invitrogen merger agreement after completion of the definitive exchange ratio pricing period, Life Technologies stockholders have the option to receive for each Life Technologies share: (i) $60.00 in cash, subject to proration; (ii) $16.80 in cash and .72 of a share of Invitrogen stock; or (iii) 1.0 share of Invitrogen stock. Approximately $105 million of cash (28 percent of the aggregate consideration) is available for the Life Technologies stockholders choosing either the all cash option or the cash and stock option. After payment of the $16.80 per Life Technologies share to all Life Technologies stockholders who make a standard election, the remaining cash pool will be available to be shared on a pro rata basis by any stockholders electing to receive only cash for their shares. If the remaining pool of cash is insufficient to satisfy all such elections in full, the remaining Life Technologies shares for which cash is not available will be converted into Invitrogen shares on a basis of 1.0 Invitrogen share for each Life Technologies share.

Based upon the closing price for Invitrogen shares on the Nasdaq today ($56.25), the value per Life Technologies share of a standard election is currently $57.30, and the value of an all stock election is currently $56.25.

Immediately following completion of the merger, the Exchange Agent, Equiserve, will send to each stockholder a letter of transmittal, instructions and an election form for the stockholder to elect to exchange their Life Technologies shares for cash, Invitrogen shares or a combination of both. An election can validly be made only if the Exchange Agent receives the stockholder's signed election form accompanied by the stockholder's Life Technologies certificates within fifteen (15) business days after the effective time of the merger. Assuming the effective time of the merger is on or about September 14, 2000, the fifteen day election period will end on or about October 5, 2000. Any stockholder who fails to make a valid election during this period will be deemed to have made a standard election.

Any statements in this press release that are not historical facts are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. These and other risks are detailed in the Company's filings with the Securities and Exchange Commission (SEC).

               ESSENTIAL TECHNOLOGIES FOR THE SCIENCE OF LIFE

                                  # # # #

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Life Technologies and Invitrogen in connection with the proposed merger, and their interests in the solicitation, are set forth in the Proxy Statement/Prospectus, filed with the Securities and Exchange Commission by Invitrogen as part of Invitrogen's registration statement on Form S-4, which became effective August 14, 2000. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Life Technologies will be available free of charge by contacting Life Technologies, 9800 Medical Center Drive, Rockville, Maryland, 20850,
Attention: Sharon MacCracken (301) 610-8801. Documents filed with the SEC by Invitrogen may be obtained free of charge by contacting Invitrogen Corporation, Cheri Manis, 1600 Faraday Avenue, Carlsbad, California, 92008,
(760) 603-7200. INVESTORS SHOULD READ THE PROXY STATEMENT PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE INVITROGEN TRANSACTIONS.